Filed pursuant to 424(b)(3)
Registration No. 333-255376

BLACK CREEK INDUSTRIAL REIT IV INC.
SUPPLEMENT NO. 9 DATED DECEMBER 15, 2021
TO THE PROSPECTUS DATED AUGUST 4, 2021

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Black Creek Industrial REIT IV Inc. (the “Company”), dated August 4, 2021 (the “Prospectus”), as supplemented by Supplement No. 5, dated October 12, 2021, which superseded and replaced all prior supplements to the Prospectus, Supplement No. 6, dated October 15, 2021, Supplement No. 7, dated November 15, 2021, and Supplement No. 8, dated November 24, 2021. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to disclose:

●	the transaction price and offering price for each class of our common stock for subscriptions to be accepted as of January 1, 2022;
●	the calculation of our November 30, 2021 net asset value (“NAV”) per share, as determined in accordance with our valuation procedures, for each of our share classes;
●	the status of this offering;
●	updated information regarding distributions;
●	an update regarding distribution fees payable to the Dealer Manager;
●	update information regarding management;
●	an update on our assets and performance; and
●	updated experts information.
●	JANUARY 1, 2022 TRANSACTION PRICE

The transaction price for each share class of our common stock for subscriptions to be accepted as of January 1, 2022 (and distribution reinvestment plan issuances following the close of business on December 31, 2021 and share redemptions as of December 31, 2021) is as follows:

	Transaction Price	Offering Price
Share Class	(per share)	(per share)
Class T	$11.9630	$12.5267
Class W	$11.9630	$11.9630
Class I	$11.9630	$11.9630

The transaction price for each of our share classes is equal to such class’s NAV per share as of November 30, 2021. A calculation of the NAV per share is set forth in the section of this Supplement titled “November 30, 2021 NAV Per Share.” The offering price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

●	NOVEMBER 30, 2021 NAV PER SHARE

Our board of directors, including a majority of our independent directors, has adopted valuation procedures, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at www.bcindustrialiv.com and is also available on our toll-free, automated telephone line at (888) 310-9352. With the approval of our board of directors, including a majority of our independent directors, we have engaged Altus Group U.S. Inc., a third-party valuation firm, to serve as our independent valuation advisor (“Altus Group” or the “Independent Valuation Advisor”) with respect to providing monthly real property appraisals, reviewing annual third-party real property appraisals, reviewing the internal valuations of debt-related assets and liabilities performed by BCI IV Advisors LLC for periods prior to July 1, 2021 and Ares Commercial Real Estate Management LLC for periods thereafter (the “Advisor”), helping us administer the valuation and review process for the real properties in our portfolio, and assisting in the development and review of our valuation procedures.

As used below, “Fund Interests” means our outstanding shares of common stock, along with the partnership units in our operating partnership (“OP Units”), which may be or were held directly or indirectly by the Advisor, our former sponsor, members or affiliates of our former sponsor, and third parties, and “Aggregate Fund NAV” means the NAV of all the Fund Interests.

The following table sets forth the components of Aggregate Fund NAV as of November 30, 2021 and October 31, 2021:

	As of
(in thousands)	November 30, 2021	October 31, 2021
Investments in industrial properties	$4,808,250	$4,496,550
Investment in unconsolidated joint venture partnership	149,695	143,208
DST Program Loans	50,365	43,333
Cash and cash equivalents	160,843	146,540
Other assets	38,725	34,047
Line of credit, term loans and mortgage notes	(1,627,000)	(1,479,000)
Financing obligations associated with our DST Program	(414,080)	(287,033)
Other liabilities	(70,856)	(75,968)
Accrued performance participation allocation	(63,186)	(56,191)
Accrued fixed component of advisory fee	(3,578)	(3,383)
Aggregate Fund NAV	$3,029,178	$2,962,103
Total Fund Interests outstanding	253,213	250,667

The following table sets forth the NAV per Fund Interest as of November 30, 2021 and October 31, 2021:

		Class T	Class W	Class I
(in thousands, except per Fund Interest data)	Total	Shares	Shares	Shares	OP Units
As of November 30, 2021
Monthly NAV	$3,029,178	$2,437,561	$155,335	$420,595	$15,687
Fund Interests outstanding	253,213	203,759	12,985	35,158	1,311
NAV Per Fund Interest	$11.9630	$11.9630	$11.9630	$11.9630	$11.9630
As of October 31, 2021
Monthly NAV	$2,962,103	$2,391,682	$149,716	$405,210	$15,495
Fund Interests outstanding	250,667	202,395	12,670	34,291	1,311
NAV Per Fund Interest	$11.8169	$11.8169	$11.8169	$11.8169	$11.8169

The NAV per Fund Interest increased by approximately $0.15, or 1.2%, compared to our NAV per Fund Interest as of October 31, 2021, primarily as a result of strong leasing, above-average market rent growth, and strengthening capital markets.

Under GAAP, we record liabilities for ongoing distribution fees that (i) we currently owe the Dealer Manager under the terms of the dealer manager agreement and (ii) we estimate we may pay to the Dealer Manager in future periods for shares of our common stock. As of November 30, 2021, we estimated approximately $87.1 million of ongoing distribution fees were potentially payable to the Dealer Manager. We do not deduct the liability for estimated future distribution fees in our calculation of NAV since we intend for our NAV to reflect our estimated value on the date that we determine our NAV. Accordingly, our estimated NAV at any given time does not include consideration of any estimated future distribution fees that may become payable after such date.

Investment in unconsolidated joint venture partnership as of November 30, 2021 includes a minority interest discount on the real property valuation component of the unconsolidated joint venture valuation to account for the restricted salability or transferability of those real properties given our minority ownership interest in Build-To-Core Industrial Partnership II LP (the “BTC II Partnership”). We estimate the fair value of our minority ownership interest in the BTC II Partnership as of November 30, 2021 would have been $13.5 million higher if a minority discount had not been applied, meaning that if we used the estimated fair value without the application of the minority discount, our NAV as of November 30, 2021 would have been higher by approximately $13.5 million, or $0.05 per share, not taking into account all of the other items that impact our monthly NAV. Because we are currently exploring strategic alternatives for the BTC II Partnership, we currently anticipate that the minority discount will be eliminated on or before February 28, 2022, thereby having a positive impact on our NAV. This does not take into account all of the other items that impact our monthly NAV and may offset the impact of the elimination of the discount to some extent, such as transaction expenses associated with any strategic alternative.

We include no discounts to our NAV for the illiquid nature of our shares, including the limitations on our stockholders’ ability to redeem shares under our share redemption program and our ability to suspend our share redemption program at any time. Our NAV generally does not reflect the potential impact of exit costs (e.g. selling costs and commissions related to the sale of a property) that would likely be incurred if our assets and liabilities were liquidated or sold today. While we may use market pricing concepts to value individual components of our NAV, our per share NAV is not derived from the market pricing information of open-end real estate funds listed on stock exchanges.

Our NAV is not a representation, warranty or guarantee that: (i) we would fully realize our NAV upon a sale of our assets; (ii) shares of our common stock would trade at our per share NAV on a national securities exchange; and (iii) a stockholder would be able to realize the per share NAV if such stockholder attempted to sell his or her shares to a third party.

The valuations of our real properties as of November 30, 2021, excluding certain newly acquired properties that are currently held at cost which we believe reflects the fair value of such properties, were provided by the Independent Valuation Advisor in accordance with our valuation procedures. Certain key assumptions that were used by the Independent Valuation Advisor in the discounted cash flow analysis are set forth in the following table:

Weighted-
Average Basis
Exit capitalization rate	4.9%
Discount rate / internal rate of return	5.9%
Average holding period (years)	10.2

A change in the exit capitalization and discount rates used would impact the calculation of the value of our real property. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties, excluding certain newly acquired properties that are currently held at cost which we believe reflects the fair value of such properties:

			Increase
			(Decrease) to
	Hypothetical		the NAV of Real
Input	Change		Properties
Exit capitalization rate (weighted-average)	0.25	% decrease	3.7%
	0.25	% increase	(3.4)%
Discount rate (weighted-average)	0.25	% decrease	2.1%
	0.25	% increase	(2.1)%

From November 1, 2017 through January 31, 2020, we valued our debt-related investments and real estate-related liabilities generally in accordance with fair value standards under GAAP. Beginning with our valuation for February 29, 2020, our property-level mortgages and corporate-level credit facilities that are intended to be held to maturity (which for fixed rate debt not subject to interest rate hedges may be the date near maturity at which time the debt will be eligible for prepayment at par for purposes herein), including those subject to interest rate hedges, were valued at par (i.e. at their respective outstanding balances). In addition, because we utilize interest rate hedges to stabilize interest payments (i.e. to fix all-in interest rates through interest rate swaps or to limit interest rate exposure through interest rate caps) on individual loans, each loan and associated interest rate hedge is treated as one financial instrument which is valued at par if intended to be held to maturity. This policy of valuing at par applies regardless of whether any given interest rate hedge is considered as an asset or liability for GAAP purposes. As of November 30, 2021, we classified all of our debt as intended to be held to maturity.

●	STATUS OF THIS OFFERING

As of November 30, 2021, we had raised gross proceeds of approximately $323.2 million from the sale of approximately 29.4 million shares in this offering, including proceeds from our distribution reinvestment plan of approximately $16.0 million. As of November 30, 2021, approximately $4.7 billion in shares remained available for sale pursuant to this offering, including approximately $1.2 billion in shares available for sale through our distribution reinvestment plan. We may reallocate amounts between the primary offering and our distribution reinvestment plan.

●	DISTRIBUTIONS

We have declared monthly distributions for each class of our common stock. To date, each class of our common stock has received the same gross distribution per share. Monthly gross distributions were $0.0454 per share for each share class for the month of November 2021 and were paid to all stockholders of record as of the close of business on November 30, 2021. The net distribution per share is calculated as the gross distribution per share less any distribution fees that are payable monthly with respect to Class T shares and Class W shares. Since distribution fees are not paid with respect to Class I shares, the net distributions payable with respect to Class I shares are equal to the gross distributions payable with respect to Class I shares. The table below details the net distributions for each class of our common stock for the period presented:

Net Distributions per Share
		Class T	Class W	Class I
Month	Pay Date	Share	Share	Share
November 2021	12/1/2021	$0.037	$0.041	$0.045
●	FEES PAYABLE TO THE DEALER MANAGER

On December 14, 2021, the Company and the Dealer Manager agreed to amend and restate the Dealer Manager Agreement (the “Amendment”). Pursuant to the Amendment, effective as of January 1, 2022, the rate at which the distribution fee payable on shares of Class W shares of the Company’s common stock are paid will be reduced from 0.50% of NAV per annum to 0.25% of NAV per annum. Accordingly, the description of the Class W distribution fee in the sections titled, “Prospectus Summary—Compensation to the Advisor and its Affiliates,” “Estimated Use of Proceeds,” “Description of Capital Stock—Class W Shares” and “Plan of Distribution—Underwriting Compensation” beginning on pages 13, 102, 162, 199 and 255, respectively, of the Prospectus is hereby updated to replace 0.50% with 0.25%.

●	MANAGEMENT

1.The following supersedes and replaces the second and third bullet points in the section titled “Management—Responsibilities of Directors” on page 136 of the Prospectus:

●	Approving all investments, including real property portfolio acquisitions and developments for a purchase price or total project cost greater than $100.0 million, including the financing of such investments. As described below, our board of directors has delegated to certain committees the authority to review and approve any unaffiliated investments (including real property portfolio acquisitions and developments), for a purchase price or total project cost of $100.0 million or less, including the financing of such investments;
●	Approving all asset dispositions for a sales price greater than $100.0 million. As described below, our board of directors has delegated to certain committees the authority to review and approve any unaffiliated real property dispositions on such terms as the respective committee deems necessary, advisable or appropriate, provided that the sales price of any single disposition is equal to $100.0 million or less;

2.The following supersedes and replaces the section titled “Management—Investment Committee” on page 137 of the Prospectus:

Investment Committee

The Investment Committee has (a) certain responsibilities with respect to specific investments proposed by the Advisor and (b) the authority to review our investment policies and procedures on an ongoing basis and recommend any changes to our board of directors. The Investment Committee is comprised of Messrs. Marshall M. Burton, John S. Hagestad, Charles B. Duke and Stanley A. Moore, each of whom is an independent director, and Messrs. Evan H. Zucker and Dwight L. Merriman III, each of whom is a related director. Mr. Moore is the chairman of the Investment Committee. The Investment Committee has the authority to approve all unaffiliated investments, including real property portfolio acquisitions and developments, for a purchase price or total project cost of $40.0 million or less, including the financing of such investments. Our board of directors, including a majority of the independent directors, must approve all investments, including real property portfolio acquisitions and developments, for a purchase price or total project cost greater than $100.0 million.

3.The following supersedes and replaces the section titled “Management—Combined Industrial Advisors Committee” beginning on page 138 of the Prospectus:

Combined Industrial Advisors Committee

Our board of directors adopted a delegation of authority policy, or the Delegation Policy, and pursuant to such policy, has established the Combined Industrial Advisors Committee and delegated the authority for certain actions to the Combined Industrial Advisors Committee. The Combined Industrial Advisors Committee is not a committee of our board of directors. Our board of directors has delegated to the Combined Industrial Advisors Committee certain responsibilities with respect to certain acquisition, disposition, leasing, capital expenditure and borrowing decisions. The Combined Industrial Advisors Committee does not have authority over any transactions between us and the Advisor, a member of our board of directors, or any of their respective affiliates. The Combined Industrial Advisors Committee is currently comprised of William Benjamin, Rajat Dhanda, David M. Fazekas, Andrea L. Karp, Brian R. Lange, Thomas G. McGonagle, Dwight L. Merriman III, Lainie P. Minnick, David Roth, Scott A. Seager, Jeffrey W. Taylor, Scott W. Recknor, J.R. Wetzel, Joshua J. Widoff and Evan H. Zucker. Pursuant to the Delegation Policy, the Combined Industrial Advisors Committee has also established a subcommittee of the Combined Industrial Advisors Committee, or the SCIAC. The Combined Industrial Advisors Committee has delegated to the SCIAC certain responsibilities with respect to certain acquisition and disposition decisions.

With respect to real property investments, our board of directors and the Combined Industrial Advisors Committee have delegated to the Combined Industrial Advisors Committee and the SCIAC, respectively, the authority to approve all unaffiliated real property acquisitions for a purchase price of up to $100.0 million and $20.0 million, respectively, provided that certain acquisition criteria are satisfied. Our board of directors established the acquisition criteria with the intent that the consideration to be paid for each such real property will be approved by the Combined Industrial Advisors Committee and the SCIAC in accordance with the requirements set forth in our charter. Our board of directors, including a majority of the independent directors, must approve all real property acquisitions for a purchase price greater than $100.0 million.

With respect to real property investments, our board of directors and the Combined Industrial Advisors Committee have delegated to the Combined Industrial Advisors Committee and the SCIAC, respectively, the authority to approve all unaffiliated real property dispositions for a sales price of up to $100.0 million and $20.0 million, respectively. Our board of directors, including a majority of the independent directors, must approve all real property dispositions for a sales price greater than $100.0 million.

With respect to the lease of real property, our board of directors has delegated (i) to Scott W. Recknor the authority to approve any lease of real property, on such terms as he deems necessary, advisable, or appropriate, for total base rent up to and including $20.0 million over the base term of the lease, and (ii) to the Combined Industrial Advisors Committee the authority to approve the lease of real property, on such terms as the Combined Industrial Advisors Committee deems necessary, advisable, or appropriate, for total base rent up to $100.0 million over the base term of the lease.

With respect to capital expenditures (excluding capital expenditures approved by our board of directors in the ordinary course of budget approvals), (i) Mr. Recknor is authorized to approve any capital expenditure of up to $3.0 million over the line item approved by our board of directors in the budget for the specified property, and (ii) the Combined Industrial Advisors Committee is authorized to approve any capital expenditure of up to $7.0 million over the line item approved by our board of directors in the budget for the specified property.

With respect to borrowing decisions, our board of directors has authorized (i) Scott A. Seager and Brian R. Lange to review and approve any proposed borrowing (secured or unsecured) for an amount of up to $30.0 million, and (ii) the Combined Industrial Advisors Committee to review and approve any proposed borrowing (secured or unsecured) for an amount of up to $100.0 million, provided that the total borrowings approved by the Combined Industrial Advisors Committee in any quarter may not exceed $100.0 million. The functions delegated to our officers and to the Combined Industrial Advisors Committee are subject to an annual review by our board of directors to ensure that the delegation of authority remains appropriate.

●	UPDATE ON OUR ASSETS AND PERFORMANCE

As of November 30, 2021, our leverage ratio was approximately 31.8% (calculated as our total borrowings outstanding divided by the fair value of our real property plus our net investment in an unconsolidated joint venture partnership plus cash and cash equivalents).

As of November 30, 2021, we directly owned and managed a real estate portfolio that included 170 industrial buildings totaling approximately 33.2 million square feet located in 27 markets throughout the U.S., with 289 customers, and was 96.6% occupied (97.5% leased) with a weighted-average remaining lease term (based on square feet) of 4.2 years. The occupied rate reflects the square footage with a paying customer in place. The leased rate includes the occupied square footage and additional square footage with leases in place that have not yet commenced.

Additionally, we owned and managed one building in the pre-construction phase totaling approximately 0.1 million square feet as of November 30, 2021. During the month ended November 30, 2021, we directly acquired nine buildings comprised of approximately 1.8 million square feet for an aggregate total purchase price of approximately $261.9 million. During the month ended November 30, 2021, we leased approximately 40,000 square feet of new and future leases, within our total portfolio.

Additionally, we owned and managed 27 buildings totaling approximately 6.3 million square feet through our minority ownership interest in the BTC II Partnership as of November 30, 2021. In addition, through our minority joint venture partnership, we owned and managed eight buildings either under construction or in the pre-construction phase totaling approximately 2.4 million square feet as of November 30, 2021.

The following table sets forth the top ten geographic allocations of our real estate portfolio based on fair value as of November 30, 2021:

($ and square feet in thousands)	Number of Buildings	Fair Value of Real Property	% of Fair Value
Southern California	16	$620,000	12.9%
New Jersey	13	490,050	10.2
Pennsylvania	17	387,350	8.1
Seattle	11	307,950	6.4
Central Valley	9	301,700	6.3
Dallas	8	246,550	5.1
Bay Area	3	233,550	4.8
San Diego	7	205,800	4.3
Las Vegas	7	189,000	3.9
Reno	6	178,800	3.7
Other	73	1,647,500	34.3
Total Portfolio	170	$4,808,250	100.0%

The following table sets forth the total shareholder returns for the periods ended November 30, 2021:

	Trailing One-Month (1)	Year-to-Date (1)	One-Year (Trailing 12-Months)(1)	Since NAV Inception Annualized (1)(2)(3)
Class T Share Total Return (without sales charge) (3)	1.56%	22.66%	23.58%	9.20%
Class T Share Total Return (with sales charge) (3)	(3.01)%	17.14%	18.02%	7.97%
Class W Share Total Return (3)	1.59%	23.07%	24.04%	10.62%
Class I Share Total Return (3)	1.63%	23.62%	24.64%	10.24%

(1)	Performance is measured by total return, which includes income and appreciation (i.e., distributions and changes in NAV) and reinvestment of all distributions (“Total Return”) for the respective time period. Past performance is not a guarantee of future results. Performance data quoted above is historical. Current performance may be higher or lower than the performance data quoted. Actual individual stockholder returns will vary. The returns have been prepared using unaudited data and valuations of the underlying investments in our portfolio, which are estimates of fair value and form the basis for our NAV. Valuations based upon unaudited or estimated reports from the underlying investments may be subject to later adjustments or revisions, may not correspond to realized value and may not accurately reflect the price at which assets could be liquidated on any given day.
(2)	The inception date for Class I shares and Class T shares was November 1, 2017, which is when shares of our common stock were first issued to third-party investors in our initial public offering. The inception date for Class W shares was July 2, 2018, which is when Class W shares of common stock were first issued to third-party investors.
(3)	The Total Returns presented are based on the actual NAVs at which stockholders transacted, calculated pursuant to our valuation procedures. With respect to the “Class T Share Total Return (with sales charge),” the Total Returns are calculated assuming the stockholder also paid the maximum upfront selling commission, dealer manager fee and ongoing distribution fees in effect during the time period indicated. With respect to “Class T Share Total Return (without sales change),” the Total Returns are calculated assuming the stockholder did not pay any upfront selling commission or dealer manager fee, but did pay the maximum ongoing distribution fees in effect during the time period indicated. From NAV inception to January 31, 2020, these NAVs reflected mark-to-market adjustments on our borrowing-related debt instruments and our borrowing-related interest rate hedge positions. See Item 5 in Part II of our Annual Report on Form 10-K for the year ended December 31, 2020 for additional information on the impact of not continuing to mark these instruments to market on the calculation of our Total Returns.
●	EXPERTS

The statements included in this Supplement under the section titled “November 30, 2021 NAV Per Share” relating to the role of Altus Group U.S. Inc. have been reviewed by Altus Group U.S. Inc., an independent valuation advisor, and are included in this Supplement given the authority of such advisor as experts in real estate valuations.